News Release	August 9, 2006

FOR: YAMANA GOLD INC.

TSX SYMBOL: YRI
AMEX SYMBOL: AUY
AIM SYMBOL: YAU

August 9, 2006

YAMANA GOLD REPORTS SECOND QUARTER 2006 RESULTS: STRONG CASH FLOWS; CONTINUED GROWTH; DIVIDEND ANNOUNCED

TORONTO, ONTARIO - Yamana Gold Inc. (TSX:YRI)(AMEX:AUY)(AIM:YAU) is pleased to announce its financial and operating results for the quarter ended June 30, 2006 and declares its first dividend.

Second Quarter Highlights

Highlights from operations include the following:

- Mine operating earnings for the quarter of $11.5 million, an increase of 123% from the first quarter 2006 and 1,900% from the second quarter of 2005

- Non-GAAP earnings of $14.3 million for the first six months of 2006 and $13.1 million for the second quarter of 2006 or $0.05 per share. GAAP net loss of $61.2 million for the six months and a net loss of $55.3 million for the second quarter takes into account certain non-recurring and non-cash expenses

- Operating cash flow before movements in working capital of $15.3 million or $0.06 per share

- Revenue of $41.9 million for the quarter, an increase of 145% from the prior quarter of this year and 288% from the corresponding quarter last year, and $59.0 million year-to-date

- Total production of 83,089 ounces for the second quarter

- Declared commercial production at the Sao Francisco Mine effective August 1, 2006

- At more than 90% completion for Chapada with startup on schedule for late September 2006 and first delivery of gold and copper in concentrate expected November 2006

- Developed expansion plan for the Jacobina Mine with definitive life of mine plan and initiation of expenditures in November 2006

- $200 million revolving line of credit, commitment letter signed

News Release	August 9, 2006

"Yamana is now at a stage of financial and operational maturity consistent with our intermediate gold producer peers," said Peter Marrone, President and Chief Executive Officer of Yamana Gold Inc. "We now have five mines in full production with our largest mine still to come. Our financial performance is underpinned by robust cash flow and significant operating profit. Of importance is that we have only just completed the Jacobina transition to us and Sao Francisco's operations will be reflected only in this current quarter. One of our goals is to take advantage of opportunities aimed at enhancing and expanding our growth profile, and with Chapada nearing completion and on track to begin operations in September and Sao Francisco in commercial production, Yamana is solidifying its position as one of the largest gold producers in Latin America."

Yamana Dividend

Yamana also announces that its Board has authorized payment of its first dividend to shareholders of record on September 30, 2006. A dividend of $0.01 per share will be payable on October 13, 2006.

"As a company with significant cash balances and cash flows entering 2007, we are also very pleased to announce that our Board has approved a dividend policy allowing a return to our shareholders and has declared our first dividend under that policy," said Peter Marrone, President and Chief Executive Officer of Yamana Gold Inc. "Yamana is generating meaningful cash flow to support our new dividend policy and these cash flows will increase substantially into 2007 and thereafter. Our policy will include quarterly dividends at yields that are consistent with our peers, although we will evaluate the merits of further dividends as our operations increase to production levels that target one million ounces by 2008."

Financial Review:

A total of 83,089 ounces of gold were produced during the quarter of which 64,966 were from operations in full commercial production at an average cash cost of $332 per ounce. Commercial production for the quarter increased by 173% relative to the comparative quarter ending June 30, 2005 both through internal growth and acquisitions.

Commercial production for the quarter included three months production for the San Andres Mine in Honduras and the Jacobina Mine in Brazil, both acquired earlier in the Year. The La Libertad mine, which was sold subsequent to the quarter end produced 5,929 ounces.

A total of 158,047 ounces of gold were produced from the operations we currently own for the period of January 1, 2006 to June 30, 2006. Of this total, 112,365 are accounted for in the Company's financial statements, as pre-commercial and pre-acquisition production is not accounted for in the Company's financial statements.

News Release	August 9, 2006

Mine operating earnings were $11.5 million, an increase of 1,900% from mine operating earnings of $0.6 million for the comparative quarter in 2005. These operating earnings reflect operations from the Fazenda Brasileiro, Fazenda Nova, Jacobina and San Andres mines for the current quarter and Fazenda Brasileiro and Fazenda Nova mines for the comparative prior quarter. Mine operating earnings on a year-to-date basis were $16.7 million.

The Company reported non-GAAP earnings of $13.1 million for the quarter adjusted for certain non-cash or non-recurring items and a net loss of $55.3 million or $0.20 per share after taking into consideration certain non-cash adjustments as stated in MD&A. This compares to non-GAAP earnings of $720,000 or $0.01 per share for the comparative quarter in 2005.

Cash flow generated from operations was $15.1 million or $0.06 per share before additional cash flow from changes in non-cash working capital items of $260,000 for the quarter ended June 30, 2006 and an outflow of $55,000 before and increase of $4.5 million from non-cash working capital items.

General and administrative costs for the quarter were $5.3 million. Increases in general and administrative expenses are reflective of growing operations and acquisitions during the year.

As previously disclosed in the note disclosure in the Q1 Interim Financial Statements and in the associated Management Discussion and Analysis, earnings were affected by certain non-cash and non-recurring expenses including an expense for stock options and early repayment of long-term debt.

The Company has signed a Commitment Letter, subject only to completing satisfactory documentation, with Bayerische Hypo- und Vereinsbank AG ("HVB") and ABN AMRO Bank N.V. for a Revolving Line of Credit in the amount of US$200 million at an interest rate of LIBOR plus 1.10% to 1.50% per annum depending on the Company's Debt to EBITDA Ratio. Similarly, the Commitment Fee on the unused portion of the facility ranges from 0.375% to 0.50% per annum. This facility is expected to be in place by the end of September 2006 and will be used for general corporate purposes. The Company was advised by Auramet Trading, LLC.

Capital expenditures for the quarter on property, plan and equipment and mineral properties were $68.9 million, of which $43 million was spent on the construction of new mines. The cash balance at the end of the quarter was $142.3 million.

The complete financial statements and management and discussion analysis for the second quarter ended June 30, 2006 follows this announcement.

A conference call and audio webcast has been scheduled for August 9, 2006 at 10:00 a.m. E.T. to discuss the second quarter results.

News Release	August 9, 2006

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties, and land positions in Brazil and Central America. Yamana expects to produce gold at intermediate company production levels in 2006 in addition to significant copper production by 2007. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

Cautionary GAAP Statements

The economic hedges do not meet the requirements for hedge accounting under current generally accepted accounting principles, however, Yamana has concluded that the above mentioned financial instruments provide an effective means to manage metal risk price and enable business planning with greater certainty. As accounting rules preclude Yamana from reflecting the economic substance of these transactions, market-to-market values on these financial instruments will be recognized period to period. As such, the recognition of unrealized gains and losses on the fair value of financial instruments will cause net earnings to fluctuate period to period.

Cautionary Statements

This news release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of each of Yamana. Forward-looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of acquisitions and the development potential of Yamana's properties; the future price of gold and copper; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and un known risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Yamana to be materially different from those expressed

News Release	August 9, 2006

or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tones mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; the businesses of Yamana and acquisitions not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the anticipated benefits from the acquisitions or not realizing on such anticipated benefits within the expected time frame; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic valuations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management's Discussion and Analysis and current Annual Information Form of Yamana filed with the securities regulatory authorities in Canada and available at www.sedar.com, and Yamana's Form 40-F filed with the United States Securities and Exchange Commission. Although management of Yamana has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Yamana does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

News Release	August 9, 2006

YAMANA GOLD INC.

For the second quarter ended June 30, 2006

Management's Discussion and Analysis of Operations and Financial Condition

(all figures in US $ unless otherwise stated, in accordance with Canadian GAAP)

A cautionary note regarding non-GAAP measures and forward-looking statements follows this Management's Discussion and Analysis of Operations and Financial Condition.

Highlights

Financial

- Mine operating earnings for the quarter of $11.5 million, an increase of 122% from the prior quarter and 1,900% from the corresponding quarter of the prior year.

- Non-GAAP earnings of $14.3 million for the six months or $0.06 per share and $13.1 million for the second quarter or $0.05 per share (before non-cash and non-recurring expenses).

- Net loss of $61.2 million for the six months and a net loss of $55.3 million for the second quarter taking into account certain non-recurring and non-cash expenses.

- Cash flow after changes in working capital of $15.3 million for the quarter or $0.06 per share.

- Sales of $41.9 million for the quarter, an increase of 145% from the prior quarter, and $59.0 million year to date.

Operations

- Total gold production of 83,100 ounces.

- Declared commercial production at the Sao Francisco Mine effective August 1, 2006.

- At more than 90% completion for Chapada with startup on schedule for late September 2006 and first delivery of gold and copper in concentrate expected in November 2006.

- Developed expansion plan for the Jacobina Mine with definitive life of mine plan and initiation of expenditures in November 2006.

News Release	August 9, 2006

- Continued the feasibility studies at Sao Vicente, with the completion expected by this Fall, and at C1 Santa Luz feasibility study to be completed in January 2007. Construction to commence after the delivery of feasibility studies and start up expected in 2008.

- Commercial production of 65,000 ounces (which does not include pre commercial production at Sao Francisco) at an average cash cost of $332 per ounce (cash costs for Sao Francisco will be included in future periods now that Sao Francisco is in commercial production.

Acquisitions and Financings

- Completed the purchase of the Jacobina Mine through a business combination with Desert Sun Mining Corp ("DSM").

- Raised $179.7 million (Cdn$200.1 million) in equity and repaid outstanding long-term debt: now substantially debt free.

- Signed commitment letter for $200 million revolving line of credit.

Further Developments

- Declared dividend effective September 29, 2006, of $0.01 per share.

Overview of Financial Results

The following chart summarizes gold production and cash costs per ounce for the quarter ended June 30, 2006 with comparatives for the quarter ended June 30, 2005:

	Quarter ended			Quarter ended
	June 30, 2006			June 30, 2005

	Production	Cash costs	Production	Cash costs
	(oz.)	per oz.	(oz.)	per oz.
		(a non-GAAP		(a non-GAAP
		measure)		measure)
Brazil
Fazenda Brasileiro	19,658	$334	18,143	$330
Fazenda Nova	5,893	$392	5,676	$265
Jacobina	22,333	$331	-	-
Total Brazil	47,884	$340	23,819	$314
Central America
San Andres	17,082	$311	-	-
	64,966	$332	23,819	$314
Pre-commercial
Production
Fazenda Nova	-	-	2,150	-
Sao Francisco	12,194	-	1,376	-
	12,194	-	3,526	-
Production from
operations held
for sale
La Libertad	5,929	-	-	-
Total Production	83,089	-	27,345	-

Note 1: Cash costs per ounce are only meaningful for mines in commercial production.

News Release	August 9, 2006

	Year to date		Year to date
	June 30, 2006		June 30, 2005
	Production	Cash costs	Production	Cash costs
	(oz.)	per oz.(1)	(oz.)	per oz.
		(a non-GAAP		(a non-GAAP
		measure)		measure)
Brazil
Fazenda	37,401	$343	37,202	$295
Brasileiro
Fazenda Nova	15,442	$283	5,676	$292
Jacobina (i)	22,333	$331	-	-
Total Brazil	75,176	$327	42,878	$295
Central America
San Andres (ii)	23,808	$310	-	-
Total Central	23,808	$310	-	-
America
	98,984	$323	42,878	$295
Pre-commercial
Production
Fazenda Nova	-	-	7,379	-
Sao Francisco	13,381	-	2,598	-
	13,381	-	9,977	-
	112,365	-	52,855	-
Pre-acquisition
Production -
Jacobina (iii)	18,974	-	-	-
San Andres (iv)	13,987	-	-	-
Production from
operations held
for sale-La
Libertad	12,721	-	-	-
Total Production	158,047	-	52,855	-

(i)	Production for the period April -- June 2006.

(ii)	Production for the period March -- June 2006.

News Release	August 9, 2006

(iii)	Pre-acquisition production January -- March 2006.

(iv)	Pre-acquisition production January -- February 2006.

A total of 83,089 ounces of gold were produced during the quarter of which 64,966 ounces were from operations in full commercial production at an average cash cost of $332 per ounce. Commercial production for the quarter increased by 173% relative to the comparative quarter ended June 30, 2005 both through internal growth and acquisitions. Commercial production for the quarter includes three months production from the San Andres Mine and the Jacobina Mine, both acquired during the year. 5,929 ounces of gold were produced during the quarter at the La Libertad Mine, which was sold subsequent to the quarter end.

A total of 158,047 ounces of gold were produced on a year to date basis. Year to date production includes production from the San Andres Mine and Jacobina Mine as of January 1, 2006. Of this total, 112,365 ounces (excluding La Libertad production of 12,721 ounces) are accounted for in the Company's financial statements, as pre-commercial and pre-acquisition production ounces are not reported in the Company's operating results.

The Company reported non-GAAP earnings of $13.1 million for the quarter ended June 30, 2006 adjusted for certain non-cash or non-recurring items including an expense for stock options and early repayment of long-term debt as previously disclosed in the note disclosure in the first quarter interim financial statements and in the associated Management Discussion and Analysis. The following table reconciles non-GAAP net earnings for the quarter to the net loss of $55.3 million per the consolidated statement of operations.

(A non-GAAP measure, in thousands
of US Dollars -- See Non-GAAP
measures following this management's	Quarter	Year to
discussion and analysis.)	ended	date
	June 30,	June 30,	June 30,
	2006	2006	2005
Net (loss) per consolidated
statement of operations	$(55,329)	$(61,236)	(7,284)
(Gain) loss on foreign
exchange	(2,100)	(5,593)	1,302
Unrealized loss on commodity
contracts (i)	11,390	20,286	-
Debt repayment expense	24,750	24,750	-
Stock based compensation	34,557	34,557	1,999
Future Income tax expense or
foreign currency translation	(122)	1,548	2,293
Non-GAAP earnings (loss)	$13,146	$14,312	$(1,690)
Non-GAAP earnings (loss)
per share	$0.05	$0.06	(0.01)

News Release	August 9, 2006

The Company reported non-GAAP earnings per share for the quarter of $0.05 after taking into consideration certain non-cash adjustments as stated above and a net loss per share of $0.20 per the consolidated statement of operations. This compares to a net loss of $7.6 million, or $0.06 per share per the consolidated statement of operations for the comparative quarter ended June 30, 2005.

The following summarizes certain non-cash adjustments:

(i) An unrealized non-cash loss of $11.4 million was recognized during the quarter on the mark-to-market of copper derivatives. These financial instruments were structured to hedge against the risk of declining copper prices, while permitting the Company to participate in market price increases at copper prices exceeding $1.67 per pound on 2007 production and exceeding $3.25 per pound on 2008 production. Although this provides an economic hedge the accounting rules do not allow the program to be accounted for as a hedge. The Company recognizes this loss for accounting purposes based on a copper price of $2.99 per pound and $2.68 for 2007 and 2008, respectively and does not recognize the corresponding revenue based on that price assumption.

(ii) Included in interest and financing expense is a non-recurring expense of $24.8 million was recognized during the quarter on the early repayment of the long-term debt of which $19.5 million was non-cash. Early repayment of the notes payable eliminates the Company from paying interest at a rate of 12.45% per annum over the next four years. The Company is currently substantially debt free and has signed commitment letter from two banking institutions for a revolving line of credit with terms that significantly reduces the Company's cost of debt.

(iii) A non-cash stock option expense of $34.6 million was recognized during the quarter on the grant of 7.8 million stock options by the Board of Directors on March 23, 2006. The fair value of these options as of the date the Board of Directors approval was $19.9 million using a share price of C$9.65, being the share price at the time of the Board approval and equal to the exercise price. On May 2, 2006, shareholders of the Company approved the number of shares available for the issue of stock options and as such the Company has recorded a stock option expense of $34.6 million using the Black-Scholes pricing model assuming a share price of C$12.25, being the share price as of the date of shareholder approval.

Revenue in the amount of $41.9 million was recognized during the quarter from the sale of 67,180 ounces of gold from the Fazenda Nova, Fazenda Brasileiro, San Andres and Jacobina mines. Additionally, a total of 6,508 ounces were sold from La Libertad Mine during the quarter. Revenue recognized for the comparative quarter ended June 30, 2005 was $10.8 million from the sale of 25,557 ounces from the Fazenda Brasileiro and Fazenda Nova mines. Revenue on a year to date basis was $59.0 million from the sale of 98,100 ounces of gold.

News Release	August 9, 2006

Mine operating earnings for the quarter were $11.5 million, an increase of 1,900% from mine operating earnings of $0.6 million for the comparative quarter ended June 30, 2005. Mine operating earnings for the comparative quarter reflect earnings from the Fazenda Brasileiro and Fazenda Nova mines. Mine operating earnings on a year to date basis was $16.7 million.

Net earnings for the quarter included a foreign exchange gain in the amount of $2.1 million, investment and other business income of $1.4 million, general and administrative expenses of $5.3 million and an income tax recovery of $7.5 million.

General and administrative costs for the quarter were $5.3 million. Increases in general and administrative expenses are reflective of growing operations and acquisitions during the year.

Cash and cash equivalents at the end of the quarter were $142.3 million (December 31, 2005 $151.6 million).

Cash flow generated from operations was $15 million before additional cash flow from non-cash working capital items of $260,000 for the quarter ended June 30, 2006 or an inflow of $15.3 million after adjustments for non-cash working capital items. This compares to an outflow of $55,000 for the comparative quarter ended June 30, 2005 before an increase in cash flow of $4.5 million for non-cash working capital items.

Capital expenditures for the quarter on property, plant and equipment and mineral properties were $63.5 million, of which $43 million was spent on the construction of the Sao Francisco project and the Chapada copper-gold project and $14.1 million was spent on mineral properties.

The table below presents selected quarterly financial and operating data:

	June 30,	March 31,	December	September
	2006	2006	31, 2005	30, 2005
Financial results (in
thousands of dollars)
(i) (ii) (iii)
Sales	$41,882	$17,074	$16,655	$10,749
Net earnings (loss) for
the period	$(55,329)	$(5,907)	$(73)	$3,246

Per share financial
results (i) (ii)
Basic and diluted
earnings (loss) per
share	$(0.20)	$(0.03)	$(0.00)	$0.02

Financial position (in
thousands of dollars)
Total assets	$1,448,069	$529,954	$465,697	$345,206
Total long-term
liabilities	$186,389	$134,426	$119,281	$118,557

News Release	August 9, 2006

Gold sales (ounces): (iii)
Brazil
Fazenda Brasileiro	19,803	15,109	19,257	16,137
Fazenda Nova	6,044	9,484	15,463	8,809
Jacobina	24,014	-	-	-
Total Brazil	49,861	24,593	34,720	24,946
Central America (iv)
San Andres	17,319	6,327	-	-
Sales from operations held
for sale-La Libertad (v)	6,508	-	-	-
	73,688	30,920	34,720	24,946

Gold production (ounces)
Commercial production
Brazil
Fazenda Brasileiro	19,658	17,743	17,810	19,558
Fazenda Nova	5,893	9,549	12,740	10,364
Jacobina	22,333	-	-	-
Total Brazil	47,884	27,292	30,550	29,922
Central America (iv)
San Andres	17,082	6,727	-	-
	64,966	34,019	30,550	29,922
Pre-operating production
Fazenda Nova	-	-	-	-
Sao Francisco	12,194	1,187	1,212	1,033
	12,194	1,187	1,212	1,033
Pro-forma adjustments:
Pre-acquisition production
(ounces):
San Andres	-	13,987	-	-
Jacobina	-	18,974	-	-
La Libertad	-	6,791	-	-
Post acquisition production	5,929	-	-	-
from operations held for
sale-La Libertad (v)
Total pro-forma production	5,929	39,752	-	-
Total production	83,089	74,958	31,762	30,955

News Release	August 9, 2006

Non-GAAP measures (v)
Per ounce data
cash costs per ounce
produced
Brazil
Fazenda Brasileiro	$334	$353	$357	$332
Fazenda Nova	$392	$216	$177	$215
Jacobina	$331	-	-

Average Brazil	$340	$305	$282	$291
Central America (iv)
San Andres	$311	$271	-	-
Average production cost	$332	$290	$282	$291

Average gold price realized
Brazil
Fazenda Brasileiro	$628	$552	$483	$436
Fazenda Nova	$633	$567	$487	$433
Jacobina	$628	-	-	-
Average Brazil	$629	$557	$485	$435
Central America (iv)
San Andres	$626	$553	-	-
Average price realized	$628	$552	$485	$435
Operating statistics
Gold ore grade (g/t)
Brazil
Fazenda Brasileiro	2.80	2.40	2.31	2.47
Fazenda Nova	0.60	0.89	0.87	0.86
Jacobina	2.03	-	-	-
Central America (v)
San Andres	0.68	0.74	-	-
Gold recovery rate (%)
Brazil (iv)
Fazenda Brasileiro	93.0	88.2	88.3	89.6
Fazenda Nova	65.0	80	90	78
Jacobina	93.8	-	-	-
Central America (iv)
San Andres	84.9	75	-	-

News Release	August 9, 2006

	June 30,	March 31,	December	September
	2005	2005	31, 2004	30, 2004
Financial results (in
thousands of dollars)
(i) (ii)
Sales	$10,785	$7,850	$10,305	$8,827
Net Earnings (loss) for the	$(7,576)	$292	$804	$6
period
Per share financial results
(i) (ii)
Basic and diluted earnings	$(0.06)	$0	$0.01	$0
(loss) per share
Financial position (in
thousands of dollars)
Total assets	$289,433	$177,902	$177,106	$101,196
Total long-term liabilities	113,586	$8,924	$9,572	$8,145
Gold sales (ounces): (iii)
Fazenda Brasileiro	18,131	18,549	23,982	22,246
Fazenda Nova	7,426	-	-	-

	25,557	18,549	23,982	22,246
Gold production (ounces)
Commercial production
Fazenda Brasileiro	18,143	19,059	20,854	23,214
Fazenda Nova	5,676	-	-	-
Pre-operating production
Fazenda Nova	2,150	5,229	2,745	104
Sao Francisco	1,376	1,222	846	1,157
	3,526	6,451	3,591	1,261
Total production	27,345	25,510	24,445	24,475

Non-GAAP measures (v)
Per ounce data
Cash costs per ounce
produced
Fazenda Brasileiro	$330	$263	$224	$215
Fazenda Nova	$265	-	-	-
Average production cost	$314	$263	$224	$215
Average gold price realized
Fazenda Brasileiro	$426	$427	$434	$401
Fazenda Nova	$427	-	-	-
Average Price realized	$426	$427	$434	$401
Operating statistics
Gold ore grade (g/t)
Fazenda Brasileiro	2.33	2.66	2.82	3.07
Fazenda Nova	0.9	-	-	-
Gold recovery rate (%)
Fazenda Brasileiro	89.6	90.4	92.5	92.4
Fazenda Nova	83.0	-	-	-

(i) Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales.

(ii) Net (loss) earnings, basic (loss) earnings per share and diluted earnings per share for the quarters ended June 30, 2006, March 31, 2006 and December 31, 2005 include unrealized non-cash losses on commodity contracts of $11.4 million, $8.9 million and $8.6 million respectively.

(iii) During commercial production.

(iv) Acquired February 2006.

(v) Includes sales of dore purchased from artisanal workers.

News Release	August 9, 2006

(vi) A cautionary note regarding non-GAAP measures follows this Management's Discussion and Analysis.

Outlook

The Company has now advanced its growth program and undergone a transition period as it developed its largest mines and integrated its recent acquisitions. Factors that will impact on future results include the following:

1. The Company has updated its guidance for estimated gold production and cash costs for the balance of 2006, 2007 and 2008. These estimates exclude the potential impact of the Sao Vicente and C-1 Santa Luz Projects during this time frame. Estimated gold production and average cash costs from the Company's properties are as follows:

Gold Production Estimates (ounces)

2006 Q3 gold production			100-110,000
2006 Q4 gold and gold equivalent production			160-170,000

Gold Production Estimates (ounces)	2006	2007	2008

Fazenda Brasileiro	75-85,000	75-85,000	75-85,000
Fazenda Nova	28-32,000	24-30,000	25-30,000
Sao Francisco (i)	75-90,000	125-135,000	125-135,000
Jacobina (ii)	90-100,000	125-135,000	180-190,000
San Andres	65-70,000	55-65,000	55-65,000
Chapada (iii) gold and gold
Equivalent	85-95,000	180-200,000	170-190,000

Total	418-472,000	584-650,000	630-695,000
Average Projected Total Cash
Costs per ounce	$285	0	(100)

(i) Does not include any course gold effect for Sao Francisco which would not become evident before 2007.

(ii) A two phase expansion is being planned at the Jacobina Mine, which would increase mill throughput initially to 6,500 tonnes per day under phase 1 of the expansion. Guidance assumes the 6,500 tonnes per day will be achieved in the second half of 2007. The annual production run rate is expected to reach up to 230,000 ounces by the end of 2008. Production after 2008 to be at a sustainable level of 230,000 ounces per year

(iii) As it is our policy, cash costs assume copper will be treated as a by-product credit starting in 2007 at a copper price of $2.00 per pound for unhedged production, $1.37 and

News Release	August 9, 2006

$2.75 per pound for 2007 and 2008 hedged production, respectively. For the partial year, 2006 copper is being treated as a gold equivalent.

2. Commercial production has been declared at Sao Francisco effective August 1, 2006. Production for the month of July was 8,840 ounces and it is expected that production for August will be in excess of 10,000 ounces. Gold contained in the heap leach pads and in circuit as at June 30(th) 2006 was approximately 25,000 ounces. Total production is planned to increase to 12,000 ounces monthly by year end. Mining to date has been at shallow depths in saprolitic ore. The coarse gold effect should become evident once the harder rock vein structures are reached in 2007.

3. Copper prices are at record high levels. The forward prices used in determining the hedge book mark-to-market are $2.99 per pound of copper for 2007 and $2.68 for 2008, which are forward market prices for copper in those years. Financial results reflect the hedge book mark-to-market although the revenue from copper production at the same price is not included in financial results. Assuming the forward copper metal price assumption used in the adjustment of mark-to-market in the current financial results were achieved, then copper revenue would be $395 million and $442 million in 2007 and 2008, respectively. Copper revenue will be applied as a by- product credit of gold production costs in those years.

4. Start-up of Chapada is expected to commence in September 2006 with commercial production expected to be achieved in the first quarter 2007. The first overseas concentrate shipment to contracted smelters is expected in November 2006. Off-take agreements and logistics arrangements for delivery of concentrate are in place.

5. The following expansions and development programs are underway.

(i) The final Jacobina expansion program is expected to be completed in November 2006. The Company has determined the optimal expansion plan and is now undertaking efforts to initiate the expansion. The phase one expansion is currently under way with the initial target of achieving 6,500 tonnes of ore daily commencing in 2007, with a forecast of 130,000 ounces of production for calendar 2007. It is anticipated that the phase two expansion will take production to the 220,000 -- 230,000 ounces annual rate by the end of 2008. It is anticipated that the expansion will result in significant per ounce operating cost reductions.

(ii) The feasibility study for the Sao Vicente project is expected this Fall with construction to start immediately thereafter with planned start-up in early 2008.

(iii) The feasibility study for the C-1 Santa Luz Project is expected early 2007 with construction to start in thereafter with planned start-up in late 2008. These programs are expected to increase production towards a target of 1 million ounces beginning in 2008.

6. A dividend has been declared for the third quarter of $0.01 per share. The record date is September 29, 2006 and the dividend is payable on October 13, 2006. The Company has established a dividend policy providing for a dividend yield that is consistent with the yield paid by comparable companies. The dividend rate will be reviewed on a periodic basis and assessed in relation to the growth of the operating cash flows of the Company.

News Release	August 9, 2006

7. The company has signed a commitment letter, subject only to completing satisfactory documentation, with Bayerische Hypo- und Vereinsbank AG ("HVB") Bank and ABN-Amro Bank N.V. for a revolving line of credit in the amount of $200 million at an interest rate of LIBOR plus 1.10% to 1.50% per annum depending on the Company's debt to EBITDA ratio.Similarly, the commitment fee on the unused portion of the facility ranges from 0.375% to 0.50% . This facility is expected to be in place by the end of September 2006 and will be available for general corporate purposes.

Mine Operations

Mine operating earnings for the quarter consisted of mine operations from the Fazenda Nova, Fazenda Brasileiro, San Andres and Jacobina mines. Mine operating earnings for the quarter were $11.5 million as compared to $5.2 million in the previous quarter ended March 31, 2006, an increase of 121%. In conjunction with the Company's decision to sell La Libertad, the operating results of La Libertad have been presented separately on the income statement as loss from operations held for sale. The following is a breakdown of mine operating earnings for the quarter by mine (in thousands of dollars):

	Period ended		Fiscal year to date
	June 30,	June 30,	June 30,	June 30,
(In thousands of US dollars)	2006	2005	2006	2005
Fazenda Nova	$1,504	$250	4,016	$250
Fazenda Brasileiro	2,937	330	4,635	1,884
Jacobina	2,595	-	2,595	-
San Andres	4,446	-	5,414	-
	$11,482	$580	$16,660	$2,134

A total of 73,688 ounces of gold were sold during the quarter ended June 30, 2006, an increase of 188% from the comparative quarter ended June 30, 2005. Gold ounces sold include 6,508 ounces of gold from La Libertad Mine and 10,834 of gold ounces from the Sao Francisco pre commercial production operation. This compares to total ounces sold for the comparative quarter ended June 30, 2005 of 25,557 of which 18,131 ounces were sold from the Fazenda Brasileiro Mine and 7,426 ounces were sold from the Fazenda Nova mine.

A total of 83,089 ounces of gold were produced during the quarter. The mines that the company now owns produced year to date 158,047 ounces of gold, of which 112,365 ounces were production ounces accountable post acquisition, 5,929 ounces from La Libertad mine held for sale post acquisition, 18,974 pre-acquisition ounces from Jacobina 13,987 ounces from the San Andres and 6,792 A total of 27,345 ounces were produced during the comparative quarter ended June 30, 2005.

News Release	August 9, 2006

Average cash costs for the quarter were $332 per ounce on commercial production. This compares to average cash costs for the comparative quarter ended June 30, 2005 of $314 per ounce, representing an increase of 6%.

Inventory as at June 30, 2006 was $23.3 million compared to $7.0 million as at December 31, 2005. Inventory increased during the six months due the acquisition of the San Andres and Jacobina mines during this period.

Fazenda Nova Mine

A total of 5,893 ounces of gold were produced during the quarter as compared to 7,826 ounces (including 2,150 ounces produced prior to commercial production) during the comparative quarter ended June 30, 2005. A total of 15,442 ounces of gold were produced on a year to date basis.

Cash costs per ounce for the quarter from the Fazenda Nova Mine were $392 per ounce. This compares to $265 for the quarter ended June 30, 2005, an increase of 48%.

The average ore grade for the quarter from the Fazenda Nova Mine was 0.60 g/t compared to 0.89 g/t during the first quarter resulting in higher average cash costs for the current period. The ore body orientation and direction is different from that originally predicted by the block model. The Company has determined that this change may provide for continuity in the ore body from the Vital Pit to the Lavrinha Pit. This is now being evaluated by the Company. This has resulted in additional stripping costs being incurred during the current period. The lower grades resulted in the lower than expected production, higher unit costs and lower recoveries. The average recovery rate for the quarter from the Fazenda Nova Mine was 65% (2005 - 83%).

Fazenda Brasileiro Mine

A total of 19,658 ounces of gold were produced during the quarter at an average cash cost of $334 per ounce. This compares to 17,743 ounces of gold produced during the prior quarter at an average cash cost of $353 per ounce. A total of 18,143 ounces of gold were produced during the comparative quarter ended June 30, 2005 at an average cash cost of $330 per ounce. A total of 37,401 ounces were produced year to date.

The average plant recovery rate during the quarter was 93% an increase of 3% as compared to the quarter ended June 30, 2005. The recovery rate has increased as processing of carbonaceous ore ended in January 2006, as anticipated. An aggregate of 260,300 tonnes were milled during the quarter in comparison to 236,500 tonnes milled during the quarter ended March 31, 2006. The recovery rate for the comparative quarter ended June 30, 2005 was 89.6 % on 269,700 tonnes of ore milled.

The average ore grade for the period increased by 16% during the quarter from an average of 2.4 g/t during the quarter ended March 31, 2006 to an average of 2.8 g/t for the quarter ended June 30, 2006. The grade for the month of May and June 2006 was 2.92 and 2.89 g/t, respectively. The average ore grade for the comparative quarter ended June 30, 2005 was 2.33 g/t.

News Release	August 9, 2006

Sao Francisco Mine

Sao Francisco commercial production was declared effective August 1, 2006.

Sao Francisco produced 12,194 ounces in the quarter. During the quarter, 475, 228 tonnes of ore was stacked on the heap leach pads as compared to 447,012 tonnes during the first quarter ended March 31, 2006. A total of 160,193 tonnes are on the heap leach pads, as at June 30, 2006. Grades and volumes are expected to increase as the operation ramps up. Mining is currently taking place in saprolite material and mining of higher grade material and the anticipated coarse gold effect will not occur until mining extends to concentrations of quartz veins in harder rock. This is expected in 2007.

Assets under construction as at June 30, 2006 in respect to the Sao Francisco Mine were $87.2 million and include capitalized pre-commercial production operations.

In July a total of 8,840 ounces were produced at Sao Francisco. In the fourth quarter the mine ore grade is expected to increase as well as the heap leach production. Total production is planned to increase to 12,000 ounces monthly with cash costs trending to $260 per ounce by year end.

Jacobina Mine

A total of 22,333 ounces of gold were produced from the Jacobina Mine during the quarter ended June 30, 2006 at an average cash cost of $ 331 per ounce. This compares to 18,974 ounces of gold produced during the quarter ended March 31, 2006.

The ore grade for the quarter was 2.03 g/t and the average gold recovery rate was 93.8% . A total of 321,700 tonnes were mined during the last quarter. The mine has increased the level of underground development that will positively impact production beginning in September 2006. The expansion phase is in progress with the final plan being available in November 2006. This program will increase production to an estimated 6,500 tonnes per day by the second half of 2007 and has an objective to reach the production rate of 230,000 ounces annually by the end of 2008. Post 2008, the mine objective is to maintain an annual rate of production of 230,000 ounces per year.

San Andres Mine

A total of 17,082 ounces of gold were produced from the San Andres Mine during the quarter ended June 30, 2006 at an average cash cost of $ 311 per ounce. This compares to 20,714 ounces of gold produced during the quarter ended March 31, 2006 of which 6,727 ounces were produced post acquisition in March at an average cash cost of $271 per ounce. Production for the quarter was lower than the prior quarter mainly as a result of lower grade ore being processed in April and May due to the effects of the rainy season in Central America.

News Release	August 9, 2006

The ore grade for the quarter was 0.68 g/t as compared to 0.74g/t in the quarter ended March 31, 2006. The ore grade for the quarter was down as the mine has decreased its cut-off grade due to the higher gold price. It is anticipated that the lowering of the cut-off grade will have a positive impact on the total reserve tonnage and resources along with recent positive exploration results. The ore grade in June increased to 0.75 g/t resulting in unit costs of $211 for the month.

Chapada Copper-Gold Project

Commencement of production from the Chapada copper-gold mine is expected by the end of September 2006 and first overseas delivery of gold and copper concentrate is expected in November 2006. Production from the Chapada copper-gold mine is forecast at an average of 130 million pounds payable copper and 134,000 ounces payable gold per year in concentrate for the first five years of operation. Total life of mine production is forecast at 2.0 billion pounds of copper and 1.3 million ounces of gold.

Construction costs expended during the quarter ended June 30, 2006 were $43 million. Total project cash costs to date are $171.4 million June 30, 2006. A total of $1.3 million interest was capitalized to construction costs during the quarter and a total of $0.3 million of deferred financing fees were charged to construction costs during the quarter.

Most significant construction contracts awarded during the quarter related to the process plant. In July 2006 the crushing plant was commissioned.

Liquidity and Capital Resources

Cash and cash equivalents as at June 30, 2006 were $142.3 million compared to $151.6 million as at December 31, 2005.

Working capital as at June 30, 2006 was $105.6 million compared to $94.9 million as at March 31, 2006 and $134.6 million as at December 31, 2005.

Cash flow generated from operations for the quarter was $15.1 million before an increase of $260,000 for non-cash working capital items compared to outflow of $55,000 before an increase of $4.5 million for non-cash working capital items for the comparative quarter ended June 30, 2005. Cash flow from operations for the quarter consists of operating results from the Fazenda Brasileiro, Fazenda Nova, San Andres and Jacobina mines. Operating cash flow for the quarter after changes in non-cash working capital items was an inflow of $15.3 million compared to an inflow of $4.4 million for the comparative period ended June 30, 2005.

News Release	August 9, 2006

Cash used in investing activities was $57.2 million for the quarter ended June 30, 2006. An aggregate of $72.5 million was spent during the quarter on capital items. These are summarized below:

(In thousands of dollars)	Three months

Construction of mines	$43
Mineral properties	17.7
Property, plant and equipment	6.4
Other	5.4
Total	$72.5

Cash flow from financing activities was $87.8 million which compares to an inflow of $99.5 million for the comparative period ended June 30, 2005. Cash flow from financing activities consists of funds received on the issue of common shares, exercise of stock options and warrants and borrowing activities.

The Company completed an equity financing on the issue of 17.4 million common shares at a price of Cdn$11.50 per share for total gross proceeds of $170 million (Cdn$200.1 million).

Funds from the equity financing were used to repay the balance outstanding under the senior secured note facility, including accrued interest and prepayment fees, totaling $116.4 million. As part of this arrangement, the lender agreed to exercise previously issued common share purchase warrants that it held for total gross proceeds of $19.8 million (Cdn$21.9 million). These warrants had been issued to the lender as consideration relating to the initial provision of the senior secured note facility and would otherwise be exercisable into late 2009 and early 2010. The Company also issued 4.9 million new Yamana common share purchase warrants for the prepayment option and in relation to the early exercise of the existing warrants. The new warrants have an exercise price of Cdn$19.08 per share and a term of five years. Upon their exercise, the Company would receive additional funds of Cdn$93.2 million. Unamortized deferred financing costs and early repayment charges totaling $24.8 million were charged to earnings in the second quarter of 2006.

Equity

As at June 30, 2006, the Company had 293 million common shares outstanding compared to 191.3 million common shares as at December 31, 2005. During the period the Company issued 5.8 million common shares in connection with the acquisition of RNC Gold Inc, 63.9 million common shares in connection with acquisition of DSM, of 17.4 million common shares from a public offering, and an additional 14.6 million common shares in respect to the exercise of stock options and warrants.

As at June 30, 2006, the Company had a total of 17.1 million (December 31, 2005 - 5.3 million) share purchase warrants outstanding at a weighted average exercise price of Cdn$8.64 (December 31, 2005 - Cdn$4.43) per share and a weighted average life of 3.13 years (December 31, 2005 - 3.87 years).

News Release	August 9, 2006

Shareholders' equity as at June 30, 2006 was $1.2 billion compared to $315 million as at the fiscal year ended December 31, 2005.

A total of 12.4 million (December 31, 2005 -- 7.95 million) stock options were outstanding as at June 30, 2006. Stock options outstanding as at June 30, 2006 had a weighted average exercise price of Cdn$7.31 per share (December 31, 2005 - Cdn$2.67 per share) and a weighted average life of 5.26 years (December 31, 2005 - 8.16 years). An aggregate of 8.5 million stock options were exercised in 2006.

On March 23, 2006 the Board of Directors granted 7.8 million options with an exercise price per share of Cdn$9.65 subject to shareholder approval. On May 2, 2006, the shareholders approved the grant. The value of these options determined using the Black-Scholes option pricing model has been expensed in the second quarter ended June 30, 2006.

General and Administrative Expenses

General and administrative expenses were $5.3 million for the quarter ended June 30, 2006. This compares to $3.4 million for the quarter ended March 31, 2006, and $2.4 million for the comparative quarter ended June 30, 2005. The increase in general and administrative expenses is a result of growing operations. The Company continues to build its infrastructure and personnel reflecting the construction of the Sao Francisco and Chapada projects and recent acquisitions.

Copper Hedge

In 2005, the Company implemented an economic copper hedging program that isintended to help secure a less than two year payback at its Chapada copper-gold project and manage the Company's exposure to copper prices, thus protect future earnings and cash flows from a decline in the market price of copper.

In 2006, the Company implemented another conventional hedging program relating to the forward sale of 90 million pounds of its 2008 Chapada copper production at an average price of $2.75 per pound. The Chapada copper-gold mine is scheduled for completion by late 2006 and the feasibility study for this Brazil-based mine suggests a two-year pay back at a copper price of $1.00 per pound.

These economic hedges do not meet the requirements for hedge accounting under current generally accepted accounting principles. However, the Company has concluded that the above mentioned financial instruments provide an effective means for the Company to manage metal price risk and enable business planning with greater certainty. As accounting rules preclude the Company from reflecting the economic substance of these transactions, mark-to-market values on these financial instruments will be recognized period to period. As such, the recognition of unrealized gains and losses on the fair value of these financial instruments will cause net earnings to fluctuate period to period. The Company has recorded an unrealized loss of $11.4 million (six month loss of $20.3 million) during the quarter in this regard and the balance sheet reflects an aggregate unrealized loss of $28.9 million to date. This unrealized loss represents the loss the Company would have realized had it closed out its contracts on June 30, 2006 under metal price assumptions prevailing at that time. It does not represent an estimate of future losses or gains nor does it represent an economic obligation for the Company.

News Release	August 9, 2006

Foreign Exchange

A foreign exchange gain of $2.1 million was recognized during the quarter ended June 30, 2006. Approximately $2.8 million was recognized in Canada which was partly offset by a loss in Brazil of $0.7 million. A foreign exchange loss was recognized on a monetary net asset position in Brazil as at June 30, 2006, whereas an exchange gain was recognized in a monetary net asset position in Canada as at June 30, 2006.

The Real-US dollar exchange rate as at June 30, 2006 was 2.16 compared to 2.17 as at March 31, 2006.

The Company holds cash reserves in both Canadian and US dollars and in Brazilian Reais. As at quarter end, the Company held US$17.7 million, Cdn$115.5 million, R$40.5 million, and Honduran Lempiras of US dollar equivalent of $2.4 million.

The Company's revenues are denominated in US dollars. However, the Company's expenses are incurred predominantly in Brazilian Reais and to a lesser extent in Canadian dollars. Accordingly, fluctuations in the exchange rates would significantly impact the results of operations.

Income Taxes

The income tax provision on the consolidated financial statements for the quarter ended June 30, 2006 reflects a Canadian income tax recovery of $7.5 million, and Brazilian income tax expense of $1.1 million. The Canadian income tax recovery is mainly on account of tax loss carry forwards. The Brazilian net tax expense is comprised of recoverable cash taxes in the amount of $0.2 million and a future income tax liability in Brazil of $1.3 million. Additionally, an income tax expense of $1.1 million was recognized in Honduras and $50,000 in the Jacobina mine.

The inter-corporate debt is eliminated on consolidation. The Real increased in value visa-vis the US dollar by 7.5% as at June 30, 2006 compared to the rate at December 31, 2005. Similarly, if the Real were to weaken against the US dollar, the Company would recognize a future income tax benefit on its consolidated financial statements on the revaluation of the US dollar denominated inter-corporate debt. The income tax expense will be reported from period to period and will vary period to period depending on the foreign currency exchange rate then in effect. However, the income tax is payable only if the inter-corporate debt is repaid and as such, as that debt may never be repaid, the income tax expense may never be realized. The amount of the tax liability will depend on the foreign exchange rate in effect at the time that the inter-corporate debt is repaid.

News Release	August 9, 2006

Acquisition of Desert Sun Mining Corp.

On April 5, 2006, the Company completed the acquisition of Desert Sun Mining Corp ("DSM") which owns the Jacobina gold mine in the Bahia state of Brazil near the Company's Fazenda Brasileiro mine. Total consideration was approximately $631.6 million compromised of approximately 64 million common shares, transaction costs and options and warrants from acquired DSM . Yamana exchanged all outstanding shares, options and share purchase warrants of DSM for similar securities of Yamana at an exchange ratio of 0.6 Yamana common share for 1 DSM share.

The business combination was accounted for as a purchase transaction, whereby identifiable assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition with Yamana consolidating the results of operation from the Jacobina Mine from the date of acquisition.

The purchase price was calculated using the volume adjusted share price of the Yamana stock for the period of two days prior to the February 22, 2006 transaction date as well as two days following the transaction date and was established at $8.39 per share.

The purchase price was calculated as follows and is subject to adjustment:

000's
Purchase of DSM shares (63,746,381
common shares at $8.39 per share)	$534,852
Shares issued for severance	1,361
Estimated transaction costs	2,752
Fair value of options and warrants acquired	92,658
Purchase Price	$631,623
Net working capital acquired	$16,798
Property, plant and equipment, net	28,960
Mineral properties and other assets	505,731
Long-term liabilities	(9,633)
Future income taxes, net	(142,443)
Net identifiable assets	399,413
Residual purchase price allocated to goodwill	232,210
$631,623

For the purpose of this management discussion and analysis, the purchase price has been allocated on a preliminary basis to the fair value of the assets acquired and the liabilities assumed, with goodwill assigned to specific reporting units, based on management's best estimates and taking into account all available information at the time these consolidated financial statements were prepared. Management will continue to review information and perform further analysis with respect to each of DSM's assets, including an independent valuation, prior to finalizing the allocation of the purchase price. Although the results of this review are presently unknown, it is anticipated that it may result in a change to the amounts assigned to goodwill and a change to the value attributable to tangible assets.

News Release	August 9, 2006

This acquisition adds approximately 90,000 ounces of annual gold production that will increase significantly by way of a two phase expansion plan and providing exploration potential due to the addition of the Bahia Gold Belt to the Company's exploration property portfolio. The acquisition will create the largest gold producer in Brazil by 2008 and one of the country's largest mineral concession holders. In addition to the strong production growth profile the acquisition provides operational synergies due to the physical proximity of the Jacobina Mine with the Company's Fazenda Brasileiro Mine and the C-1 Santa Luz development stage project.

Acquisition of RNC Gold Inc.

On February 28, 2006, the Company acquired 100% of RNC Gold Inc. The purchase price of this transaction totaled approximately $54.2 million, comprised of approximately 5.8 million Yamana common shares, $18.9 million cash (advanced in 2005) and other transaction costs and adjustments. This acquisition added the producing mines, San Andres in Honduras, and La Libertad in Nicaragua to the Company's operations. Also acquired was the late stage project Cerro Quema in Panama and prospective exploration concessions around the Hemco Mine. Subsequent to the quarter end the Company sold the La Libertad and Cerro Quema Project in exchange for approximately $20 million of common shares of Glencairn Gold Corp., a company with other operating mines in Central America. This allows the Company to better focus on its larger operations while also benefiting from the upside to the improvements that Glencain can bring to the La Libertad operation.

Equity Financing

On May 2, 2006, the Company completed a public offering of 17.4 million common shares at a price of Cdn$11.50 per share for total gross proceeds of Cdn$200.1 million. Proceeds from the offering were used for repayment of outstanding debt (further discussed below) with the balance being held for other general corporate purposes to further advance the Company's mineral properties.

Repayment of Notes Payable

On May 5, 2006, the Company utilized a portion of funds raised through the public offering completed on May 2, 2006 to repay the balance outstanding under the senior secured notes facility, including accrued interest and prepayment fees, totaling $116.4 million. As part of this arrangement, the lender agreed to exercise previously issued common share purchase warrants that it held for total gross proceeds of $19.8 million(Cdn$21.9 million). These warrants were issued to the lender as consideration relating to the initial provision of the senior secured note facility and would otherwise be exercisable into late 2009 and early 2010. The Company also issued 4,885,621 new Yamana common share purchase warrants for the prepayment option penalty and in relation to the early exercise of the existing warrants. The new warrants have an exercise price of Cdn$19.08 per share and a term of five years. Upon their exercise, the Company would receive additional funds of Cdn$93.2 million. Unamortized deferred financing costs and early repayment charges totaling $ 24.8 million are charged to earnings in the second quarter of 2006. Of this amount, $5 million was paid in cash.

News Release	August 9, 2006

Copper hedging

The Company implemented a hedging program relating to the forward sale of 90 million pounds of its 2008 Chapada copper production at an average price of $2.75 per pound. The Chapada copper-gold mine is scheduled for completion late September 2006 and the feasibility study for this Brazil-based mine suggests a two-year pay back at a copper price of $1.00 per pound. This hedging program greatly maximizes value and return for shareholders by reducing the payback period to about one year.

The additional benefits of this program include the following:

- Includes long call options at an average strike price of approximately $3.25 per pound of copper which provides further upside on the hedged production in the event that copper prices exceed the call strike price

- Better positions the Company and Chapada as a significant gold producer as the copper is monetized into cash

- Reduces projected cash costs in 2008 as compared to recent guidance estimates

Subsequent Events

(i) Sale of La Libertad and Minero Cerro Quema.

On July 6, 2006, the Company completed the sale of La Libertad gold mine in Nicaragua and its interest in the Cerro Quema advanced gold project in Panama in exchange for a total of 32 million common shares of Glencairn Gold Corp. Yamana and Glencairn believed that in order to maximize value for Glencairn shareholders, Glencairn and the properties being acquired need to be properly capitalized. Hence, the transaction was conditional upon Glencairn completing an equity financing for minimum proceeds of Cdn$12.5 million. The Glencairn financing closed with gross proceeds of Cdn$18 million. Yamana subscribed for Cdn$ 2.5 million of this financing. After the completion of the transaction Yamana owns approximately 37.8 million common shares of Glencairn representing approximately 18.4% of its shares outstanding. Yamana will have the right to participate in future Glencairn equity financings to maintain up to its pro rata interest in Glencairn.

News Release	August 9, 2006

(ii) Signed Commitment Letter for Revolving Line of Credit

The Company has signed a commitment letter with Bayerische Hypo- und Vereinsbank AG ("HVB") Bank and ABN-Amro Bank N.V. for a revolving line of credit in the amount of $200 million at an interest rate of LIBOR plus 1.10% to 1.5% per annum depending on the Companies debt to EBITDA ratio. A commitment fee is payable on the unused portion of the facility ranging from 37.5 to 50 basis points. This facility is expected to be in place by the end of September and will be available for general corporate purposes. The Company has no obligation to drawdown on the facility.

(iii) Dividend Payment

The Board of Directors authorized the payment of a dividend for shareholders of record on September 29, 2006 of $0.01 per share. The dividend will be payable on October 13, 2006.

Contractual Commitments

In addition to commitments referred to elsewhere in the MD&A, the following summarizes the Company's commitments as at June 30, 2006.

Year	2006	2007	2008	2009	2010

Office leases	$255	$429	$296	$286	$286
Consulting	127	106	-	-	-
Fazenda Brasileiro mine
operating and service
contracts	4,492	1,556	-	-	-
Fazenda Nova mine
operating and service
contracts	3,369	4,756	2,421	1,663	693
Chapada construction
and service contracts	3,924	1,787	257	-	-
Sao Francisco construction
and service contracts	10,780	4,580	1,349	120	-
Jacobina construction
and service contracts	9,131	4,337	416	125	-
	$32,078	$17,551	$4,739	$2,194	$979

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Related Party Transactions

No material or significant related party transactions occurred during the three month and six month period ended June 30, 2006.

News Release	August 9, 2006

Contingency

In 2005, a sales tax audit was completed by Brazilian state tax authorities which could result in a liability or a potential loss of recoverable Brazilian sales tax credits that have been recorded as receivables as at June 30, 2006 of approximately $1.7 million including penalties. The Company has not recorded any provision for a potential loss at June 30, 2006 as it is the Company's view that the total amount of sales tax credits is recoverable.
The Company is currently undergoing an appeal process and while it is not possible to determine the ultimate outcome of such process at this time, the Company believes that the ultimate resolution will not have a material effect on the Company's financial condition or results of operation.

Workers health claims against the Jacobina Mine are estimated at approximately $25 million of which $12.5 million has been accrued in the financial statements as the estimate of total ultimate settlements. The Company has an indemnity from another company to recover any amounts paid.

Critical Accounting Policies and Estimates

In preparing financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company's financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. The following accounting estimates are critical:

- Closure and reclamation costs

Closure and reclamation costs are accrued at their fair value and are estimated based on the Company's interpretation of current regulatory requirements.

- Depletion and impairment of mineral properties

Depletion and impairment of mineral properties is impacted by estimates of reserves and resources. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources. Differences between management's assumptions and market conditions could have a material effect in the future on the Company's financial position and results of operation.

- Reserve estimates

The figures for reserves and resources are determined in accordance with National Instrument 43-101, "Standards of Disclosure for Mineral Projects", issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management's assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company's financial position and results of operation.

News Release	August 9, 2006

Risks and Uncertainties

Exploration, development and mining of metals involve numerous inherent risks. As such the Company is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs these risks cannot be eliminated. Such risks include changes in local laws governing the mining industry, a decline in the price of gold or copper and the activity in the mining sector, uncertainties inherent in estimating mineral reserves and mineral resources and fluctuations in local currency against the US dollar.

Conducting exploration and production in Latin America also exposes the Company to the risk of currency fluctuations. A significant portion of the Company's expenditures are denominated in Brazilian Reais and Canadian dollars and revenues are earned in US dollars. A strengthened local currency could adversely affect the Company's costs denominated in US dollars. Historically, the Real has been highly volatile relative to other currencies and can fluctuate significantly against the US dollar over short-term periods.

Readers are encouraged to read and consider the risk factors more particularly described in the Company's Annual Report and its Annual Information Form.

Changes in Accounting Policies

There were no changes in accounting policies during the six month period ended June 30, 2006.

This report provides a discussion and analysis of the financial condition and results of operations ("Management's Discussion and Analysis") to enable a reader to assess material changes in financial condition between June 30, 2006 and December 31, 2005 and results of operations for the three and six month periods ended June 30, 2006 and for the periods ended June 30, 2005. This Management's Discussion and Analysis has been prepared as of August 4, 2006. The unaudited consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP") follow this Management Discussion and Analysis. This Management Discussion and Analysis is intended to supplement and complement the unaudited consolidated financial statements and notes thereto for the three and six month periods ended June 30, 2006 (collectively the "Financial Statements"). You are encouraged to review the Financial Statements in conjunction with your review of Management's Discussion and Analysis. This Management's Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2005 and the most recent Annual Information Form for the year ended December 31, 2005 on file with the Securities Commissions of all of the provinces in Canada and the Annual Report on Form 40-F on file with the United States Securities and Exchange Commission.

News Release	August 9, 2006

Non-GAAP Measures

The Company has included certain non-GAAP Measures including cost per ounce data, adjusted net earnings (loss) and adjusted net earnings (loss) per share to supplement its financial statements, which are presented in accordance with Canadian GAAP. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The Company has included cost per ounce information data because it understands that certain investors use this information to determine the Company's ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has not provided formal reconciliations of these statistics. Cash costs are determined in accordance with the Gold Institute's Production Cost Standard.

The Company uses the financial measures "adjusted net income (loss)" and "adjusted earnings (loss) per share" to supplement its consolidated financial statements. The presentation of adjusted measures are not meant to be a substitute for net earnings (loss) or net earnings (loss) per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted net earnings (loss) and adjusted net earnings (loss) per share are calculated as net earnings excluding (a) options expense, (b) foreign exchange loss, (c) future income tax expense and (d) unrealized gains (losses) on commodity contracts. The terms "adjusted net earnings (loss)" and "adjusted net earnings (loss) per share" do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company's definitions are unlikely to be comparable to similar measures presented by other companies. The Company's management believes that the presentation of adjusted net earnings (loss) and adjusted net earnings (loss) per share provide useful information to investors because they exclude non-cash charges and are a better indication of the Company's profitability from operations. The items excluded from the computation of adjusted net earnings (loss) and adjusted net earnings (loss) per share, which are otherwise included in the determination of net earnings (loss) and net earnings (loss) per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company's past financial performance or the future prospects and may hinder a comparison of its period to period profitability.

News Release	August 9, 2006

Cautionary Note Regarding Forward-Looking Statements

This document contains "forward-looking statements" that involve a number of risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any other future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: the actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; future prices of gold; possible variations in ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, fluctuations in metal prices, as well as those risk factors discussed or referred to in the Company's annual Management's Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

News Release	August 9, 2006

Yamana Gold Inc.
Consolidated Balance Sheets
As at the Periods Ended
(In thousands of US Dollars, unaudited)

	June 30,	December 31,
	2006	2005

Assets
Current
Cash and cash equivalents	$142,347	$151,633
Receivables, advances and deposits	21,784	6,160
Inventory (Note 4)	23,291	6,981
Income taxes recoverable	1,850	1,261
Derivative related assets (Note 15iii)	2,508	-
Current assets held for sale (Note 3)	3,851	-
	195,631	166,035
Capital
Property, plant and equipment (Note 5)	62,859	24,992
Assets under construction (Note 6)	273,573	158,717
Mineral properties (Note 7)	607,388	61,506
Capital assets held for sale (Note 3)	26,321	5,667
	970,141	250,882
Other
Investments	3,717	2,259
Loans receivable	-	18,986
Other assets (Note 8)	21,920	20,974
Future income tax assets	24,450	6,561
Goodwill (Note 2)	232,210	-
	282,297	48,780
	$1,448,069	$465,697

News Release	August 9, 2006

Liabilities
Current
Accounts payable and accrued liabilities	$49,959	$22,827
Income taxes payable	2,503	-
Derivative related liabilities
(Note 15ii)	28,930	8,615
Current portion of long-term liabilities
(Note 10)	5,292	-
Current liabilities associated with
assets held for sale (Note 3)	3,334	-
	90,018	31,442
Long-term
Notes payable (Note 9)	-	106,847
Asset retirement obligations	11,755	8,012
Future income tax liabilities	160,896	2,922
Long-term liabilities (Note 10)	11,587	-
Long-term liabilities associated with
assets held for sale (Note 3)	2,151	1,500
	186,389	119,281
	276,407	150,723

Shareholders' Equity
Capital Stock
Authorized
Unlimited number of first preference
shares without par value issuable
in series
Unlimited number of common shares
without par value
Issued and outstanding
293,013,880 common shares (December 31,
2005 - 191,341,932 shares)
(Note 11( i))	1,120,086	310,409
Shares to be issued (Note 11 (ii))	267	-
Share purchase warrants (Note 12)	73,446	3,737
Contributed surplus (Note 11( iii))	42,947	4,676
Deficit	(65,084)	(3,848)
	1,171,662	314,974
	$1,448,069	$465,697

The accompanying notes are an integral part of the financial statements.

Commitments & Contingencies (Note 19, 21)

Approved by the board
"Peter Marrone"	"Victor Bradley"
Peter Marrone	Victor Bradley
Director	Director

News Release	August 9, 2006

Yamana Gold Inc.
Consolidated Statements of
Operations and Deficit
(In thousands of US Dollars,
unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005

Sales	41,882	$10,785	$58,956	$18,635
Cost of sales	(22,630)	(8,480)	(32,059)	(13,499)
Depreciation, amortization
and depletion	(7,547)	(1,640)	(9,914)	(2,838)
Accretion of asset
retirement obligation	(223)	(85)	(323)	(164)

Mine operating earnings	11,482	580	16,660	2,134

Expenses

General and administrative	(5,312)	(2,391)	(8,682)	(4,072)
Foreign exchange gain
(loss)	2,100	(1,024)	5,593	(1,302)
Stock based compensation	(34,557)	(1,999)	(34,557)	(1,999)

Operating loss	(26,287)	(4,834)	(20,986)	(5,239)
Interest and other business
income	1,434	144	2,883	382
Interest & financing
expense (Note 9)	(25,553)	(4)	(25,558)	(4)
Unrealized loss on
commodity contracts (Note
15)	(11,390)	-	(20,286)	-
Loss from operations held
for sale (Note 3)	(1,085)	-	(2,186)	-

Loss before income taxes	(62,881)	(4,694)	(66,133)	(4,861)

Income tax (expense)
recovery (Note 14)

Current income tax
(expense)	(2,082)	(365)	(2,760)	(560)
Future income tax recovery
(expense)	9,634	(2,517)	7,657	(1,863)

Net loss	$(55,329)	$(7,576)	$(61,236)	$(7,284)

(Deficit) retained earnings
beginning of period	(9,755)	555	(3,848)	263

Deficit, end of period	$(65,084)	(7,021)	(65,084)	$(7,021)

Basic and diluted loss per
share	$(0.2)	(0.06)	(0.26)	(0.06)
Basic and diluted weighted
average number of shares
outstanding (in thousands)	279,171	122,807	237,255	122,550

The accompanying notes are in integral part of the financial statements.

News Release	August 9, 2006

Yamana Gold Inc.
Consolidated Statements
Of Cash Flows
(In thousands of US Dollars,
unaudited)	Three months ended		Six months ended

	June 30,	June 30,	June 30,	June30,
	2006	2005	2006	2005

Operating Activities
Net loss for the period	$(55,329)	(7,576)	$(61,236)	$(7,284)
Asset retirement
obligations realized	(181)	(58)	(218)	(124)
Non-operating financing fee	5,000	-	5,000	-
Items not involving cash
Depreciation, amortization
and depletion	8,157	1,640	10,841	2,838
Stock based compensation	34,557	1,999	34,557	1,999
Future income taxes (Note
14)	(8,771)	2,517	(6,794)	1,863
Accretion of asset
Retirement obligation	223	85	323	164
Foreign exchange loss	-	636	-	556
Unrealized loss on
commodity contracts
(Note 15)	11,390	-	20,286	-
Financing expenses	19,744	-	19,742	-
Other	261	702	412	1,177

	15,051	(55)	22,913	(1,189)
Net change in non-cash
working capital	260	4,474	(7,710)	395

	15,311	4,419	15,203	1,584

Financing Activities
Issue of common shares,
options, and warrants for
cash (net of issue costs)	205,971	1,492	211,451	1,616
Deferred financing charges	(14)	(1,958)	(224)	(2,181)
(Repayment) proceeds on
notes payable and long-term
liabilities	(118,135)	100,000	(118,135)	100,000

	87,822	99,534	93,092	99,435

News Release	August 9, 2006

Investing Activities
Expenditures on mineral
properties	(17,731)	(5,928)	(19,372)	(10,267)
(Increase) decrease in
restricted cash	-	(100,338)	583	(100,338)
Acquisition of property,
plant and equipment	(6,357)	(1,619)	(7,950)	(2,262)
Expenditures on assets
under construction	(43,018)	(22,650)	(93,634)	(35,197)
Company acquisitions,
net of cash acquired	15,311	-	11,674	-
Other	(5,385)	(1,470)	(8,882)	(1,845)

	(57,181)	(132,005)	(117,581)	(149,909)

Increase (decrease) in
cash and cash equivalents	45,953	(28,052)	(9,286)	(48,890)
Cash and cash equivalents
beginning of period	96,394	66,216	151,633	87,054

Cash and cash equivalents
end of period	$142,347	$38,164	$142,347	$38,164

Cash and cash equivalents
are comprised of the
following:
Cash at bank	$107,914	$16,762	$107,914	$16,762
Bank term deposits	34,433	21,402	34,433	21,402

	$142,347	$38,164	$142,347	$38,164

Supplementary cash flow information (Note 16)

The accompanying notes are an integral part of the financial statements.

News Release	August 9, 2006

Yamana Gold Inc.

Notes to the Consolidated Financial Statements For the three and six month periods ended June 30, 2006 (with comparatives as at December 31, 2005 and for the three month period ended June 30, 2005) (Tabular amounts in thousands of US Dollars unless otherwise noted, unaudited)

1. Basis of presentation

(i) The accompanying interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the assets, liabilities and operations of the Company and its wholly-owned subsidiaries. These interim consolidated financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2005. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

(ii) Goodwill

The acquisition of Desert Sun Mining Corp. was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value was recorded as goodwill.

The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate the carrying amount is greater than its fair value. This impairment assessment involves estimating the fair value. The Company compares this fair value to the total carrying amount. If the fair value exceeds this carrying amount, the goodwill is not impaired. If the carrying value exceeds the fair value, the Company reduces the carrying amount of goodwill to this fair value with a charge to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

2. Business Acquisition

Acquisition of Desert Sun Mining Corp.

On April 5, 2006, the Company completed the acquisition of Desert Sun Mining Corp ("DSM") which owns the Jacobina gold mine in the Bahia state of Brazil near the Company's Fazenda Brasileiro mine. Total consideration was approximately $631.6 million compromised of approximately 64 million common shares, transaction costs and issued options and share purchase warrants acquired from DSM. Yamana exchanged all outstanding shares, options and share purchase warrants of DSM for similar securities of Yamana at an exchange ratio of 0.6 Yamana common share for 1 DSM common share.

News Release	August 9, 2006

The business combination was accounted for as a purchase transaction, whereby identifiable assets acquired and liabilities assumed are recorded at their fair market values as of the date of acquisition. Yamana has consolidated the results of operation from the Jacobina Mine from the date of acquisition.

The purchase price was determined using the volume adjusted share price of Yamana stock for the period of two days prior to the February 22, 2006 announcement date as well as two days following the announcement date which was $8.39 per share.

The purchase price and preliminary allocation of the purchase price of the shares of DSM was calculated as follows and is subject to adjustment. A detailed valuation is expected to be carried out over the balance of 2006.

Common shares issued to acquire 100% of
DSM (63,746,381 common shares at $8.39
per share)	$534,852
Shares issued for employee severance	1,361
Estimated transaction costs	2,752
Fair value of options and warrants issued	92,658

Purchase Price	$631,623

Net working capital acquired (including cash
of $18.1 million)	$16,798
Property, plant and equipment	28,960
Mineral properties and other assets	505,731
Long-term liabilities	(9,633)
Future income taxes, net	(142,443)

Net identifiable assets	$399,413
Residual purchase price allocated to goodwill	232,210

$631,623

The fair value of the Yamana warrants issued have been valued using a Black-Scholes pricing model at $61.9 million. The fair value of stock options issued has been estimated using a Black-Scholes option pricing model at $30.8 million.

The acquisition of DSM was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as at the date of acquisition (based on management's best estimates and taking into account all available information at the time these consolidated financial statements were prepared) and any excess of purchase price over such fair value was recorded as goodwill. Yamana will continue to review information and perform further analysis with respect to each of DSM's assets, including an independent valuation, prior to finalizing the allocation of the purchase price. Although the results of this review are presently unknown, it is anticipated that it may result in a change to the amounts assigned to goodwill and a change to the value attributable to tangible assets.

News Release	August 9, 2006

Acquisition of RNC Gold Inc.

On February 28, 2006, the Company completed the acquisition of RNC Gold Inc. ("RNC") and 100% of the San Andres gold mine in Honduras. The purchase price of this transaction totaled $54.2 million, comprised of approximately 5.8 million Yamana common shares, $18.9 million in cash (advanced in 2005) and other transaction costs.

The acquisition has been accounted for using the purchase method of accounting pursuant to which identifiable assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition.

The purchase price was calculated as follows:
Purchase of RNC shares (4,910,283 common	$25,494
shares)
Purchase of 75% Minosa (San Andres Mine)	18,903
Purchase of RNC (Honduras) Limited	4,528
(872,093 common shares)
Estimated transaction costs	4,670
Fair value of options and warrants acquired	643

Purchase price	$54,238

The purchase price was allocated as follows:
Net working capital acquired	$(1,602)
Property, plant and equipment, net	(9,115)
Mineral properties and other assets	(39,381)
Long-term liabilities	3,406

$(46,692)

7,546
Future income taxes - 25%	1,886

Excess of purchase price over carrying value of
assets acquired	$9,432

This transaction resulted in the Company acquiring the San Andres Mine and the La Libertad Mine along with the Cerro Quema development stage property. (Certain of these property interests were sold subsequent to the period end (Note 3)).

News Release	August 9, 2006

The Company had previously paid $18.9 million in the form of a purchase loan on December 16, 2005 to RNC Gold Inc to acquire from Terra Mining Inc. ("Terra"), a private Belize company, which held 75% of the outstanding shares in the capital of Minosa. On February 28, 2006, RNC Gold Inc. exercised its option to acquire all of the outstanding share of RNC (Honduras) Limited, a Belize corporation, which is the indirect owner of the remaining 25% interest in the San Andres Mine.

The excess of purchase price over carrying value of the assets acquired was allocated to Mineral Properties.

3. Assets held for sale

The following table presents summarized financial information of the assets held for sale:

	June 30, 2006		December 31,2005
	La Libertad	Cerro Quema	Total	Argentina

Current assets
Receivables, advance
and deposits	$1,730	$311	$2,041	$-
Inventory	1,810	-	1,810	-

	3,540	311	3,851	-

Capital assets
Property, plant and
equipment	6,551	581	7,132	350
Mineral properties	11,413	7,776	19,189	5,317

	17,964	8,357	26,321	5,667

Total assets held for
sale	$21,504	$8,668	$30,172	$5,667
Current liabilities
Accounts payable and
accrued liabilities	$(3,326)	(8)	$(3,334)	$-

Long term
Asset retirement
Obligation	(851)	-	(851)	-
Future income tax
liability	(1,300)	-	(1,300)	(1,500)

Total long term

News Release	August 9, 2006

Liabilities	(2,151)	-	(2,151)	(1,500)

Total liabilities held
for sale	(5,477)	(8)	(5,485)	(1,500)

Net assets held for
sale	$16,027	$8,660	$24,687	$4,167

Details of the loss from operations on the assets held for sale as at June 30, 2006 are as follows:

Three months ended		Six months ended
Sales	$ 3,770	$ 5,042
Cost of sales	(4,265)	(6,233)
Depreciation, amortization
and depletion	(610)	(927)
Accretion of asset retirement
obligation	(11)	(14)

Mine operating loss	(1,116)	(2,132)
Expenses
General and administrative	(1)	(1)
Foreign exchange gain	17	17
Investment and other business income	17	17
Interest and financing expense	(2)	(87)

Loss from operations on assets
held for sale	$(1,085)	$(2,186)

Subsequent to the period end on July 6, 2006, the Company completed the sale of the La Libertad gold mine in Nicaragua and its interest in the Cerro Quema advanced gold project in Panama to Glencairn Gold Corporation ("Glencairn"). The Company has one independent director in common with Glencairn. Total consideration for the acquisition was 32 million Glencairn common shares. As such, the Company has segregated those assets related to the La Libertad Mine and Cerro Quema property as assets held for sale on the balance sheet and the net revenue and expenses associated with these properties are included in the income statement as loss from operations held for sale. Subsequent to the sale, the Company owned 18.4% of the outstanding common shares of Glencairn.

News Release	August 9, 2006

4. Inventory
June 30,	December 31,
2006	2005

Metal in circuit and gold
in process	$7,189	$4,333
Product inventories	4,357	435
Materials and supplies	11,745	2,213

	$23,291	$6,981

5. Property, plant and equipment

		June 30,		December 31,
		2006		2005

	Cost	Accumulated	Net Book	Net Book
		Amortization	Value	Value

Land	$2,866	$-	$2,866	$1,116
Buildings	19,302	4,815	14,487	9,117
Machinery and Equipment	18,945	5,338	13,607	10,903
Vehicles	6,826	1,567	5,259	1,904
Furniture and office
equipment	27,775	1,972	25,803	1,399
Computer equipment and
software	1,133	296	837	553
	$76,847	$13,988	$62,859	$24,992

6. Assets under construction
	June 30,	December 31,
	2006	2005

Sao Francisco	$87,202	$64,996
Chapada (i)	186,371	93,721

	$273,573	$158,717

Construction and preproduction revenues will be transferred to property, plant and equipment and mineral properties for each property upon commencement of commercial production.

(i) Net interest capitalized during the three months was $1.3 million and net interest capitalized during the six months was $4.6 million (December 31, 2005 - $6.7 million). Amortization of deferred financing fees capitalized during the three months was $156,200 and amortization of deferred financing fees capitalized during the six months was $0.6 million (December 31, 2005 - $1.1 million)

News Release	August 9, 2006

7. Mineral properties

		June 30,		December 31,
		2006		2005

	Cost	Accumulated	Net Book	Net Book
		Amortization	Value	Value

Fazenda Brasileiro	$35,536	$7,369	$28,167	$24,868
Santa Elina
Properties	27,060	3,323	23,737	24,291
Chapada	16,233	-	16,233	11,747
San Andres	30,334	386	29,948	-
Jacobina	509,963	2,770	507,193	-
Other	2,110	-	2,110	600

	$621,236	$13,848	$607,388	$61,506

8. Other assets
	June 30,	December 31,
	2006	2005

Long term tax credits (i)	$17,538	$8,864
Hidefield consideration (ii)	2,477	-
Deferred costs	1,043	940
Deferred financing charges (iii)	197	10,138
Other	665	449
Restricted cash	-	583

	$21,920	$20,974

(i) Long term tax credits consist of Brazilian sales taxes which are recoverable against other taxes payable and value added tax credits.

(ii) Amount represents royalty and deferred consideration receivable on sale of the Company's Argentina assets on February 28, 2006.

(iii) On May 5, 2006, the Company repaid its $100 million debt facility and expensed the unamortized portion of the deferred financing charges totaling $ 9.8 million in the second quarter (Note 9).

9. Notes payable

On May 5, 2006, the Company repaid its $100 million debt facility plus accrued interest of $11.4 million relating to the development and construction of the Chapada copper-gold project. Under the terms of the facility, the loan was not payable until maturity although the Company had the option to repay this loan after three years.

News Release	August 9, 2006

Together with accrued interest and early repayment penalties of $15 million, the Company paid $116.4 million in cash and issued 3,725,490 share purchase warrants at a strike price of C$19.08, valued at $10 million, based on a Black-Scholes option pricing model using 35% volatility in the price of common shares in capital of the company. The new warrants are exercisable for a term of five years.

The unamortized deferred financing costs in respect of these notes and the early repayment fee totaling $24.75 million were expensed in the second quarter.

10. Long-term liabilities

	June 30,	December 31,
	2006	2005

Silicosis contingent liability (i)	$12,568	$-
Suppliers credit facilities (ii)	3,084	-
Other (iii)	1,227	-

	16,879	-
Less: current portion	(5,292)	-

Long term portion	$11,587	$-

(i) The silicosis contingent liability consists of amounts provided to settle claims by former employees of Jacobina Mineracao e Commercio Ltda ("JMC"), relating to silicosis. An amount of $12.5 million has been accrued as at June 30, 2006 for all known or anticipated future obligations related to these health related claims as well as outstanding legal claims against JMC relating to silicosis that have not yet been heard by the appropriate Brazilian court. All amounts are indemnified by Valencia Ventures Inc.

(ii) The Company has entered into supplier financing contracts for certain mining equipment acquired for use at the Jacobina Mine and at the Morro do Vento development project. These supplier credit facilities are denominated in United States dollars, bear interest at the United States dollar Swap rate applicable at the time of delivery plus 5.75% to 4.30%, are repayable in quarterly installments, are collateralized by security over the particular asset financed, and mature at various dates through December 1, 2007.

(iii) As a result of privatization of Hemco Concessions, RNC Gold Inc. (an acquired company) had assumed an interest bearing liability to Corporaciones Nationales del Sector Publico ("CORNAP") a Nicaraguan government body. This remains an obligation of the Company after the sale of the La Libertad Mine (Note 3).

News Release	August 9, 2006

The liability was restructured in May 2005 and interest associated with the liability was relieved. As of June 30, 2006, the outstanding principal balance was $1.2 million to be repaid in bi-monthly installments of $100,000. Accordingly $600,000 of the outstanding principal liability has been classified on the balance sheet under "current portion of long term liabilities".

11. Capital stock

(i) Common shares issued and outstanding

	June 30, 2006		December 31, 2005

	Number of		Number of
	Common	Amount	Common	Amount
	shares		shares

Balance as at beginning of
period	191,342	$310,409	122,287	$147,407
Exercise of options and
share appreciation rights
	8,467	44,588	1,282	1,973
Exercise of warrants	5,675	25,175	11	55
Issued for the acquisition of
RNC Gold Inc. (Note 2)	4,910	25,494	-	-
Issued for the acquisition of
San Andres mine (Note 2)	872	4,528	-	-
Issued in settlement of
amount payable	128	1,065	-	-
Public offering, net of issue
costs of $9.7 million	17,400	170,030	26,000	105,289
Issued for the acquisition of
Desert Sun
Mining Corp. (Note 2)	63,920	536,214	-	-
Shares issued as
compensation (b)	300	2,583	-	-
Shares issued pursuant to an
early exercise of publicly
traded warrants, net of costs	-	-	41,286	55,554
Shares issued pursuant to an
exchange of publicly
traded warrants	-	-	476	131

Balance as at end of period	293,014	$1,120,086	191,342	$310,409

(a) During the six months, the Company issued 8.5 million shares to optionees on the exercise of their share options and appreciation rights for cash proceeds of $18.7 million. Previously recognized stock-based compensation in the amount of $25.9 million on the options exercised was added to share capital with a corresponding decrease to contributed surplus.

News Release	August 9, 2006

(b) On June 23, 2006 the Board of Directors issued 300,000 common shares to employees of the Company as approved by the shareholders on May 2, 2006.

(ii) Shares to be issued

As at June 30, 2006, a total of 31,320 common shares were to be issued on the exercise of stock options.

(iii) Contributed surplus

	June 30,	December 31,
	2006	2005

Balance as at beginning of period	$4,676	$1,775
Reversal of stock based compensation on the
exercise of stock options and share
appreciation rights	(1,526)	(324)
Expiry of warrants	2	927
Stock based compensation on options granted
(Note 13)	33,265	2,298
Value of options issued on the acquisition
of RNC Gold Inc. (Note 2)	264	-
Value of options and issued on the acquisition of
DSM (Note 2)	30,771	-
Reversal of value of options on the exercise of
options held by former DSM & RNC option
holders	(24,505)	-

Balance as at end of period	$42,947	$4,676

12. Share purchase warrants

A summary of issued share purchase warrants as at the period end and the changes thereof during the year are as follows:

		Fiscal year to date

		June 30, 2006		June 30, 2005
	Number of	Weighted	Number of	Weighted
	Warrants	Average	Warrants	Average
		Exercise Price		Exercise Price
		(Cdn$)		(Cdn$)
Outstanding

beginning of
year	5,308	$4.43	43,434	$1.78
Issued	18,194	$9.03	2,500	$4.70
Expired and
exercised	(6,381)	$6.23	(29)	$5.29
Outstanding
and exercisable,
end of period	17,121	$8.64	45,906	$1.84

News Release	August 9, 2006

13. Stock options

As at June 30, 2006, there were 12.4 million (December 31, 2005 -- 7.95 million) stock options outstanding.

On May 2, 2006, shareholders approved 7.8 million options, previously granted by the Board of Directors, with an exercise price of C$9.65. The Company has expensed compensation expense in the amount of $33.3 million in respect to these options based on a Black-Scholes option pricing model using 35% volatility in the price of common shares in the capital of the Company and a share price as at date of shareholder approval on May 2, 2006 of $12.25.

The following weighted average assumptions were used in the Black-Scholes option pricing model:

	June 30,	December 31,
	2006	2005

Dividend yield	0%	0%
Expected volatility	35%	34%
Risk-free interest rate	3.97%	3.4%
Expected life	3 years	3 years
Forfeitures	Nil	Nil

A summary of issued stock options as at the period end and the changes thereof during the year are as follows:

Fiscal year to date
	June 30, 2006		June 30, 2005

Number of	Weighted	Number of	Weighted
Options	Average	Options	Average

		Exercise Price		Exercise Price
		(Cdn$)		(Cdn$)
Balance as at
beginning of
period	7,954	$2.67	6,474	$2.05
Issued	13,130	$7.11	2,485	$3.69

Exercised	(8,497)	$2.48	(1,082)	$1.83

Expired and
cancelled	(153)	$16.69	-	-

Outstanding	12,434	$7.31	7,877	$2.59
end of period
Exercisable,
end of period	12,434	$7.31	7,827	$2.54

News Release	August 9, 2006

14. Income taxes

The following table reconciles income taxes calculated at statutory rates to the income tax expense in the period end consolidated financial
statements:

	Three months ended		Six months ended

	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005

(Loss) before income
taxes	$(62,881)	$(4,694)	$(66,133)	$(4,861)
Statutory rate	36.12%	36.12%	36.12%	36.12%

Expected income tax recovery	$(22,713)	$(1,695)	$(23,887)	$(1,756)
Effect of lower tax rates in
foreign jurisdictions	1,834	(255)	(1,732)	40
Unrecognized tax benefits in
Canada, United States and
Brazil	7,784	158	9,320	234
Foreign exchange on
inter-corporate debt	-	2,140	1,548	2,293
Non-taxable items	5,543	1,304	9,854	896
Others	-	720	-	716

News Release	August 9, 2006

Income tax expense
(recovery)	(7,552)	2,882	(4,897)	2,423
Less: current income tax
expense	2,082	365	2,760	560
Future income tax expense
(recovery)	$(9,634)	$2,517	$(7,657)	$1,863

15. Financial instruments

(i) Fair value of financial instruments

The carrying value of receivables, advances and deposits, supplier agreements and accounts payable approximate their fair values due to the relatively short-term maturities of these instruments. There were no material differences between the book value and fair value of long-term debt.

(ii) Copper derivatives

The profitability of the Company is directly related to the market price of gold. With the construction of the Company's Chapada copper -- gold mine which is expected to commence production in 2007, the Company will also be exposed to fluctuations in the price of copper. The Company has entered into a combination of forward and call option contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. This copper economic hedging program provides a forward price of $1.37 per pound of copper for a total of 50.2 million pounds of copper in 2007 and a forward price of $2.75 per pound of copper for a total of 90 million pounds in 2008. The program includes long call options at an average strike price of approximately $1.67 per pound of copper on the 2007 hedge and an average strike price of approximately $3.25 per pound of copper on the 2008 hedge thereby permitting the Company to participate in price increases in the event that copper prices exceed the strike price of the options. The program requires no cash margin, collateral or other security from the Company.

Non-hedging derivative instruments are recorded at fair value. Fair value of copper derivative instruments are based on quoted market prices for similar instruments and on market closing prices at period end. The Company recorded a mark-to-market loss of $11.4 million for the quarter ended June 30, 2006 and a mark-to-market loss of $20.3 million on a year to date basis (June 30, 2005 - $Nil). As at June 30, 2006, the aggregate unrealized loss on the copper derivatives was $28.9 million.

(iii) Currency risk

The Company's sales are predominately denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company's operating costs and capital expenditures are denominated in foreign currencies. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and thereby the profitability of the Company.

News Release	August 9, 2006

The Company has entered into agreements to purchase Brazilian Real (R$) for monthly delivery of US$1 million per month. The fair value of these derivative financial instruments as at June 30, 2006 was approximately $2.5 million.

The Company recorded a mark-to-market gain of $29,400 for the three month and six month period ended June 30, 2006 (June 30, 2005 - $Nil).

The following table summarizes derivative gains (losses) on copper and currency derivative contracts:

	Three months	Six months
	ended	ended
Forward contracts	$(33,480)	$(63,519)
Long-call option contracts	22,090	43,233
	$(11,390)	$(20,286)

16. Supplementary cash flow information

(i) Supplementary information regarding other non-cash transactions

	Three months ended		Six months ended

	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005

Financing and
Investing Activities
Reversal of contributed
surplus on the exercise of
stock options and share
appreciation rights	$(25,448)	$(149)	$(25,865)	$(259)
Amortization of deferred
financing fees	$156	$237	$618	$237
Accrued interest capitalized
to assets under construction	$1,276	$1,480	$4,556	$1,480

News Release	August 9, 2006

Issue of share purchase
warrants in settlement of
notes payable	$13,111	$-	$13,111	$-
Issue of shares in settlement of
amounts payable	$792	$-	$1,065	$-
Interest income received on
loan proceeds held in escrow
charged to assets under
construction	$-	$387	$-	$387
Issue of common shares on the
business acquisitions (Note 2)	$536,214	$-	$566,236	$-
Contributed surplus recognized
on the issue of stock options
on the business acquisitions
(Note 2)	$30,771	$-	$31,035	$-
Issue of common share purchase
warrants on the acquisitions
(Note 2)	$61,887	$-	$61,887	$-

17. Segmented information

The Company considers its business to consist of geographical and operating segments primarily in Brazil, Central America and corporate head office in Canada.

(i) Capital assets referred to below consist of land, buildings, equipment, mineral properties, assets under construction and goodwill.

	June 30,	December 31,
	2006	2005

Brazil	$1,136,674	$245,015
Central America	65,176	-
Argentina	-	5,667
Corporate	501	200

	1,202,351	250,882
Less: Assets held for sale (Note 3)	(26,321)	(5,667)

	$1,176,030	$245,215

News Release	August 9, 2006

(ii)
Three months ended		Six months ended

June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005

Mine Revenues
Brazil	$31,082	$10,785	$44,656	$18,635
Central America	14,570	-	19,342	-

	$45,652	$10,785	$63,998	$18,635
Less: Assets held for
sale (Note 3)	(3,770)	-	(5,042)	-

	$41,882	$10,785	$58,956	$18,635

18. Related party transactions

The Company had the following transactions with related parties:

	Three months ended		Six months ended

	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005

Directors' fees	$64	$103	$99	$123

These transactions occurred in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties based on their estimate of fair market value.

19. Contractual commitments

In addition to commitments otherwise reported in these financial statements the Company is contractually committed to the following as at June 30, 2006:

Year	2006	2007	2008	2009	2010

Office leases	$255	$429	$296	$286	$286
Consulting	127	106	-	-	-
Fazenda Brasileiro mine
operating and service
contracts	4,492	1,556	-	-	-
Fazenda Nova mine
operating and service
contracts	3,369	4,756	2,421	1,663	693
Chapada construction
and service contracts	3,924	1,787	257	-	-
Sao Francisco
construction and
service contracts	10,780	4,580	1,349	120	-
Jacobina construction
and service contracts	9,131	4,337	416	125	-

	$32,078	$17,551	$4,739	$2,194	$979

News Release	August 9, 2006

20. Subsequent Events

(i) The Board of Directors authorized the payment of a dividend for shareholders of record on September 29, 2006 of $0.01 per share. The dividend will be payable on October 13, 2006.

(ii) The Company has signed a commitment letter with Bayerische Hypo- und Vereinsbank AG ("HVB") Bank and ABN-Amro Bank N.V. for a revolving line of credit in the amount of $200 million at an interest rate of LIBOR plus a margin not exceeding 150 basis points. A commitment fee is payable on the unused portion of the facility ranging from 37.5 to 50 basis points. This facility is expected to be in place by the end of September and will be available for general corporate purposes. The Company has no obligation to drawdown on the facility.

21. Contingency

(i) A sales tax audit was completed by Brazilian state tax authorities which could result in a liability or a potential loss of recoverable Brazilian sales tax credits that have been recorded as receivables of approximately $1.7 million including penalties. The Company has not recorded the potential negative impact of the results of the sales tax audit as at June 30, 2006 as it is the Company's view that the total amount of sales tax credits is recoverable. The Company is currently undergoing an appeal process and while it is not possible to determine the ultimate outcome of such process at this time, the Company believes that the ultimate resolution will not have a material effect on the Company's financial condition or results of operation.

(ii) The Company has a contingent liability to settle claims by former employees of Jacobina Mineracao e Commercio Ltda ("JMC") in the amount up to $12.5 million as at June 30, 2006. The Company estimates that total claims are $25 million of which $12.5 million has been accrued as at June 30, 2006. All amounts are indemnified by Valencia Ventures Inc.